Filed by BioTime, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Geron Corporation
Commission File No. 0-20859

BIOTIME, INC. ISSUES OPEN LETTER TO SHAREHOLDERS
OF GERON CORPORATION

ALAMEDA, Calif.--October 18, 2012-- BioTime, Inc. (NYSE MKT: BTX) today issued the following letter to the shareholders of Geron Corporation (Nasdaq: GERN) regarding Geron’s stem cell assets:

October 18, 2012

AN OPEN LETTER TO GERON SHAREHOLDERS

Dear Geron Shareholders:

As you know, during November 2011, Geron Corporation (Nasdaq: GERN) announced that it was discontinuing its stem cell research and development programs and its clinical trials of OPC-1, a groundbreaking product to treat spinal cord injuries manufactured from human embryonic stem cells.  Nearly a year has now passed, and Geron has not announced any transaction that would provide value to either Geron or its shareholders from those stem cell assets.

BioTime, Inc. (NYSE MKT: BTX) is a publicly traded company engaged in research and development of innovative new products in the field of regenerative medicine utilizing stem cells and related technology.  We are prepared to propose a transaction between a recently formed, wholly owned subsidiary, BioTime Acquisition Corporation (BAC), and Geron for the purpose of enabling BAC to put the now dormant Geron stem cell assets back on track to speed the development and commercialization of innovative new products to treat degenerative diseases.

Summary of Our Proposal

Our proposal includes two transactions, one which we call the “Stem Cell Transaction” and one that we call the “Rights Offer” which are described in more detail, along with other important information, in Appendix I: Details of Our Proposal attached to this letter.  Through these transactions, Geron shareholders could own up to 45% of a new publicly traded company that will own the Geron stem cell assets, $40 million of BioTime stock, certain BioTime stem cell assets, and shares of certain BioTime stem cell subsidiaries.  Geron shareholders would also receive BioTime stock-purchase warrants presently valued at approximately $13 million.  Geron would retain its cancer therapy business, including Imetelstat and GRN1005, and its cash and short-term liquid investments and Geron shareholders would continue to own 100% of the Geron cancer therapy business through their ownership of Geron stock.

Through the Stem Cell Transaction, Geron would transfer its stem cell assets to BAC, in exchange for which you along with the other Geron shareholders would receive shares of BAC common stock representing approximately 21.4% of the outstanding BAC capital stock.  BioTime would contribute to BAC the following assets in exchange for the balance of outstanding BAC capital stock:

●	$40 million in BioTime common shares;
●	Warrants to purchase BioTime common shares (“BioTime Warrants”);
●	Rights to certain stem cell assets of BioTime, and shares of two BioTime subsidiaries engaged in the development of therapeutic products from stem cells.

Through the “Rights Offer,” BAC would seek to raise additional capital by offering you and other Geron shareholders the opportunity to increase your collective ownership interests in BAC to 45% by purchasing additional BAC shares, if you choose to do so.  In addition to acquiring BAC common stock in the Rights Offer, if you exercise your subscription rights you would also receive warrants to purchase additional BAC common stock, which if exercised would increase your ownership in BAC.  Those shareholders deciding not to purchase additional BAC shares in the Rights Offering would have the opportunity to sell their rights at prevailing market prices.

What You Can Do Now

BioTime and BAC cannot complete the Stem Cell Transaction as proposed without the approval of Geron’s Board of Directors.  If you want the Geron Board of Directors to pursue our proposal, we suggest that you contact the Geron Board and urge them to work with BioTime and BAC management to negotiate a definitive agreement for the Stem Cell Transaction.  According to Geron’s latest proxy statement, Geron shareholders wishing to communicate with the Board of Directors, or with a specific Board member, may do so by writing to the Board, or to the particular Board member, and delivering the communication in person or mailing it to:  Board of Directors, c/o Stephen Rosenfield, Corporate Secretary, Geron Corporation, currently located at 149 Commonwealth Drive, Menlo Park, CA 94025.  Geron’s proxy statement represents that all mail addressed in this manner will be delivered to the Chair or Chairs of the Committees with responsibilities touching most closely on the matters addressed in the communication.

Very Truly Yours,

Michael D. West, PhD	Thomas Okarma, PhD, MD
Chief Executive Officer	Chief Executive Officer
BioTime, Inc.	BioTime Acquisition Corp.

Geron Founder	Former Geron CEO
Former Geron CEO	(1999-2011)
(1990-1992)

Appendix I: Details of Our Proposal

The principal features of the Stem Cell Transaction and the Rights Offer are as follows:

The Stem Cell Transaction

●
As a Geron shareholder, you would receive one BioTime Warrant and one share of BAC Series A common stock for each 20 shares of Geron common stock you own.  In total, Geron shareholders would receive 21.4% of the BAC capital stock outstanding at the consummation of the Stem Cell Transaction.   BioTime would own the remaining outstanding shares of capital stock of BAC.  BioTime would also hold BAC warrants that, if exercised, would increase BioTime’s ownership interest by approximately 2%.

●
Geron shareholders would receive BAC Series A common stock and BioTime would own BAC Series B common stock. The BAC Series A common stock that you and other Geron shareholders would acquire, and the BAC Series B common stock that will be owned by BioTime, will be identical in almost all respects, except that having a separate Series A common stock held by Geron shareholders will enable BAC to distribute the BioTime Warrants, and to make the Rights Offer described below, exclusively to the Series A shareholders.

●
BAC would seek to have the BAC Series A common stock received by Geron shareholders listed for trading on a national securities exchange or on the OTC Bulletin Board market if exchange listing is not feasible.

●
Following the acquisition of the Geron stem cell assets, BAC would distribute the BioTime Warrants to the Geron shareholders as holders of BAC Series A common stock.  The distribution would entitle you and the other BAC Series A shareholders to receive one BioTime Warrant for each BAC Series A share received in the Stem Cell Transaction.

●
The BioTime Warrants and underlying BioTime common shares would be registered under the Securities Act of 1933, as amended, and BioTime would seek to have the BioTime Warrants listed for trading on the NYSE MKT where its common shares are traded, or on the OTC Bulletin Board market if exchange listing is not feasible.

The Rights Offer

●	Under our proposal, after the Stem Cell Transaction, BAC, as a new public company, would conduct a Rights Offer to the holders of the Series A common stock to raise additional capital.

●
We presently contemplate that the Rights Offer would seek to raise approximately $39 million and would provide the Geron shareholders with the opportunity to increase their ownership interest in BAC to approximately 45% in the aggregate (without taking into account any BAC warrants) if they continue to hold their BAC Series A common stock and choose to exercise all of the subscription rights they receive in the Rights Offer.

●
In addition to acquiring BAC Series A common stock, BAC shareholders who exercise their subscription rights in the Rights Offer would also receive warrants to purchase additional BAC Series A common stock, which if exercised would increase Geron shareholders’ ownership in BAC.  We would propose to have BAC list those warrants on a national securities exchange or to arrange for the warrants to be traded on the OTC Bulletin Board so that the BAC shareholders could also sell their warrants at prevailing market prices.

●
BAC would also seek to have the subscription rights distributed in the Rights Offer listed for trading on a national securities exchange or over-the-counter market so that shareholders who do not wish to exercise their subscription rights could sell them at prevailing market prices.

●
If you receive subscription rights in the Rights Offer you would not be obligated to exercise those subscription rights, but instead you may choose to exercise some or all of your subscription rights in order to purchase additional BAC Series A shares and warrants, or you may sell some or all of your subscription rights, or you may simply choose to allow your subscription rights to expire unexercised.

Other Requirements

In addition to Geron Board approval noted above, the approval of Geron shareholders and BioTime shareholders may be required, depending on the structure of the Stem Cell Transaction.  Registration of the BAC shares under the Securities Act of 1933, as amended (the “Securities Act”), will also be required.  The Stem Cell Transaction would be subject to a variety of conditions yet to be negotiated.  Further, the terms and conditions of the Rights Offer have not yet been determined and the proposed Rights Offer will not be conducted until a registration statement is filed under the Securities Act and becomes effective.

About BioTime, Inc.

BioTime, headquartered in Alameda, California, is a biotechnology company focused on regenerative medicine and blood plasma volume expanders. Its broad platform of stem cell technologies is enhanced through subsidiaries focused on specific fields of application. BioTime develops and markets research products in the fields of stem cells and regenerative medicine, including a wide array of proprietary ACTCellerate™ cell lines, HyStem® hydrogels, culture media, and differentiation kits. BioTime is developing Renevia™ (formerly known as HyStem®-Rx), a biocompatible, implantable hyaluronan and collagen-based matrix for cell delivery in human clinical applications. BioTime's therapeutic product development strategy is pursued through subsidiaries that focus on specific organ systems and related diseases for which there is a high unmet medical need. BioTime's majority owned subsidiary Cell Cure Neurosciences Ltd. is developing therapeutic products derived from stem cells for the treatment of retinal and neural degenerative diseases. BioTime's subsidiary OrthoCyte Corporation is developing therapeutic applications of stem cells to treat orthopedic diseases and injuries. Another subsidiary, OncoCyte Corporation, focuses on the diagnostic and therapeutic applications of stem cell technology in cancer, including the diagnostic product PanC-Dx™ currently being developed for the detection of cancer in blood samples. ReCyte Therapeutics, Inc. is developing applications of BioTime's proprietary induced pluripotent stem cell technology to reverse the developmental aging of human cells to treat cardiovascular and blood cell diseases. BioTime's subsidiary LifeMap Sciences, Inc. markets GeneCards®, the leading human gene database, and is developing an integrated database suite to complement GeneCards® that will also include the LifeMap™ database of embryonic development, stem cell research and regenerative medicine, and MalaCards, the human disease database. LifeMap will also market BioTime research products. BioTime's lead product, Hextend®, is a blood plasma volume expander manufactured and distributed in the U.S. by Hospira, Inc. and in South Korea by CJ CheilJedang Corporation under exclusive licensing agreements. Additional information about BioTime can be found on the web at www.biotimeinc.com.

About BioTime Acquisition Corporation

BioTime Acquisition Corporation is a newly formed wholly owned subsidiary of BioTime, Inc., through which BioTime plans to pursue opportunities and acquire assets and businesses in the fields of stem cells and regenerative medicine.

This communication is not an offer to sell any securities or a solicitation of any vote or approval and BioTime and BAC are not offering to sell, or soliciting an offer to buy, any securities in any state where the offer or sale is not permitted.

This communication is for informational purposes only and does not constitute an offer to sell any shares of BAC common stock or warrants or a solicitation of any vote or approval, nor is it a substitute for a prospectus/proxy statement that may be included in a registration statement that may be filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act with respect to the proposed Stem Cell Transaction, or for a prospectus that may be included in a registration statement that may be filed under the Securities Act with respect to a Rights Offer.  INVESTORS AND SECURITY HOLDERS OF GERON ARE URGED TO READ ANY PROSPECTUS/PROXY STATEMENT FOR THE STEM CELL TRANSACTION AND ANY PROSPECTUS FOR THE RIGHTS OFFER, AND ALL OTHER RELEVANT DOCUMENTS, THAT BIOTIME, BAC AND/OR GERON MAY FILE WITH THE SEC, IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  All documents referred to above, if filed by BioTime or BAC, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to BioTime’s Chief Financial Officer at 1301 Harbor Bay Parkway, Alameda, California 94502 pgarcia@biotimemail.com.

Forward-Looking Statements

Statements pertaining to future financial and/or operating results, future growth in research, technology, clinical development, and potential opportunities for BioTime, along with other statements about the future expectations, beliefs, goals, plans, or prospects expressed by management constitute forward-looking statements.  Any statements that are not historical fact (including, but not limited to statements that contain words such as "will," "believes," "plans," "anticipates," "expects," "estimates") should also be considered to be forward-looking statements.  Forward-looking statements involve risks and uncertainties, including, without limitation, risks inherent in the development and/or commercialization of potential products, uncertainty in the results of clinical trials or regulatory approvals, need and ability to obtain future capital, and maintenance of intellectual property rights.  Actual results may differ materially from the results anticipated in these forward-looking statements and as such should be evaluated together with the many uncertainties that affect the business of BioTime and BAC, particularly those mentioned in cautionary statements that are found in BioTime’s public filings with the Securities and Exchange Commission, any prospectus/proxy statement for the Stem Cell Transaction and prospectus for the Rights Offer, and other filings that BioTime or BAC may make with the Securities and Exchange Commission.  BioTime and BAC each disclaims any intent or obligation to update these forward-looking statements.

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Source: BioTime, Inc.

BioTime, Inc.
Peter Garcia, 510-521-3390, ext 367
Chief Financial Officer
pgarcia@biotimemail.com
or
Judith Segall, 510-521-3390, ext 301
jsegall@biotimemail.com